SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

VARSITY GROUP INC.
(Name of Subject Company (Issuer))

VGI ACQUISITION CORP.
a wholly-owned subsidiary of
VGI HOLDINGS CORP.
a wholly-owned subsidiary of
FOLLETT CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

922281100
(CUSIP Number of Class of Securities)

Dennis A. McMahon
VGI Acquisition Corp.
2233 West Street
River Grove, IL 60171
(708) 583-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 Brooks B. Gruemmer
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606
Telephone: (312) 984-7594

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$3,792,131	$149.03

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 18,960,655 outstanding shares of common stock, par value $0.0001 per share, at a price of $0.20 per Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of February 22, 2008.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by VGI Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of VGI Holdings Corp., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of Follett Corporation, an Illinois corporation ("Follett"), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Varsity Group Inc., a Delaware corporation (the "Company"), at a price of $0.20 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes. The offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2008 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B), as they may be amended or supplemented from time to time. This Schedule TO is being filed on behalf of Purchaser and Parent.

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The subject company and issuer of the securities subject to the offer is Varsity Group Inc., a Delaware corporation. Its principal executive office is located at 2677 Prosperity Avenue, Suite 250, Fairfax, VA 22031 and its telephone number is 202-349-1231. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning the Company" is incorporated herein by reference.

        (b)   The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

        (c)   The information set forth in the section of the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person.

        (a),(b), (c) The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Follett, Parent and Purchaser" and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for the Shares," "Procedure for Tendering the Shares," "Withdrawal Rights," "Material U.S. Federal Income Tax Consequences of the Offer and the Merger" and "Certain Conditions of the Offer" is incorporated herein by reference.

        (a)(1)(ix), (xi) Not applicable.

        (a)(2)(i)-(v) and (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Material U.S. Federal Income Tax Consequences of the Offer and the Merger," "Background of the Offer; Past Contacts, Negotiations and Transactions,"

"Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements" and "Adjustments to Prevent Dilution" is incorporated herein by reference.

        (a)(2)(vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the section of the Offer to Purchase entitled "Background of the Offer; Past Contacts, Negotiations and Transactions" is incorporated herein by reference.

Item 6.    Purpose of the Tender Offer and Plans or Proposals.

        (a), (c)(1)-(7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," "Effect of the Offer on the Market for the Shares; Margin Regulation; Exchange Act Registration" and "Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Past Contacts, Negotiations and Transactions," "Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements" and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Introduction and in the section of the Offer to Purchase entitled "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in the section of the Offer to Purchase entitled "Background of the Offer; Past Contacts, Negotiations and Transactions" and "Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements" is incorporated herein by reference.

        (a)(2) and (a)(3) The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters" and "Miscellaneous" is incorporated herein by reference.

        (a)(4) The information set forth in the section of the Offer to Purchase entitled "Effect of the Offer on the Market for Shares; Margin Regulation; Exchange Act Registration" is incorporated herein by reference.

        (a)(5) None.

        (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 7, 2008 (filed herewith)
(a)(1)(B)	Letter of Transmittal (filed herewith)
(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith)
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (filed herewith)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (filed herewith)
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (filed herewith)
(a)(2)(A)	Press Release, issued jointly by the Company and Follett, dated February 25, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Purchaser on February 25, 2008)
(a)(2)(B)	Letter to Customers dated February 25, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Purchaser on February 25, 2008)
(a)(2)(C)	Letter to Publishers dated February 25, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Purchaser on February 25, 2008)
(a)(2)(D)	Employee Communication dated February 25, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Purchaser on February 25, 2008)
(a)(2)(E)	Letter to Shareholders of Follett dated February 25, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Purchaser on February 25, 2008)
(a)(2)(F)	Press Release, issued jointly by the Company and SchoolOne.com, LLC, dated February 27, 2008 (incorporated by reference to the Schedule 14D-9 filed by the Company on February 28, 2008)
(a)(2)(G)	Letter to Stockholders of the Company dated March 7, 2008 (incorporated by reference to the Schedule 14D-9 filed by the Company on March 7, 2008)
(a)(2)(H)	Press Release, issued by Follett, dated March 7, 2008 (filed herewith)
(b)	Not Applicable
(d)(1)
Agreement and Plan of Merger, dated as of February 22, 2008, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 29, 2008)
(d)(2)
Warrant to Purchase Shares of Common Stock of the Company, dated as of February 22, 2008, issued by the Company to VGI Financial Corp. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on February 29, 2008)
(d)(3)
Amended and Restated Revolving Line of Credit Loan Agreement and Security Agreement, dated as of February 22, 2008, by and among VGI Financial Corp., the Company and certain wholly-owned subsidiaries of the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on February 29, 2008)

(d)(4)
Employment Agreement, dated as of February 22, 2008, between the Company and James M. Craig (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on February 29, 2008)
(d)(5)
Employment Agreement, dated as of February 22, 2008, between the Company and John P. Griffin (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on February 29, 2008)
(d)(6)
Form of Termination and Waiver Acknowledgement, dated as of February 22, 2008, from each director and executive officer of the Company (incorporated by reference to Exhibit (e)(22) to the Schedule 14D-9 filed by the Company on March 7, 2008)
(d)(7)	Follett Guarantee, dated as of February 22, 2008 (filed herewith)
(d)(8)
Form of Tender Agreement, dated as of February 22, 2008, between Parent and three entities affiliated with The Mayfield Fund: Mayfield Associates Fund IV, L.P., Mayfield IX, L.P. and The Book Trust (filed herewith)
(d)(9)	Tender Agreement, dated as of February 22, 2008, between Parent and Bestinver Gestion, S.A. SGIIC (filed herewith)
(d)(10)	Tender Agreement, dated as of February 22, 2008, between Parent and Bestinver Pensiones EGFP, S.A. (filed herewith)
(d)(11)
Form of Tender Agreement, dated as of February 22, 2008, between Parent and the current directors of the Company: John T. Kernan, Allen L. Morgan, Eric J. Kuhn, Robert M. Holster and James M. Craig (filed herewith)
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VGI ACQUISITION CORP.
By:	/s/ DENNIS MCMAHON Name: Dennis A. McMahon Title: Secretary

Dated: March 7, 2008